SCBT Financial Corporation

committing to the future

2003 annual report



SCBT FINANCIAL CORPORATION

We're pleased to share the financial highlights of our past year:

- *Net income increased 6.9% to $14,786,000.*
- *Total assets rose 4.6% to $1,197,692,000.*
- *Total loans increased 8.7% to $938,760,000.*
- *Total deposits grew 5.4% to $946,278,000.*
- *Loan net charge-offs were .19 in 2003.*
- *Return on average assets (ROA) was 1.23% in 2003 and 1.28% in 2002.*
- *Return on average equity (ROE) was 13.72% in 2003 and 14.09% in 2002.*
- *Earnings per diluted share grew to $1.91 from $1.79.*
- *Year-end stock value increased to $30.01 from $24.00 in 2002.*

SCBT
FINANCIAL
CORPORATION

SUMMARY OF OPERATIONS

(dollars in thousands except per share)	Year Ended December 31 2003	2002	2001	2000	1999
Interest income	$ 64,854	$ 67,324	$ 74,472	$ 73,846	$ 60,569
Interest expense	14,622	18,752	29,972	33,232	23,916
Net interest income	50,232	48,572	44,500	40,614	36,653
Provision for loan losses	2,345	3,227	2,304	1,838	1,613
Net interest income after provision for loan losses	47,887	45,345	42,196	38,776	35,040
Noninterest income	22,915	17,848	13,680	10,971	9,727
Noninterest expense	48,715	42,567	37,133	34,096	33,802
Income before provision for income taxes	22,087	20,626	18,743	15,651	10,965
Provision for income taxes	7,301	6,792	6,486	5,118	3,025
Net income	14,786	13,834	12,257	10,533	7,940*

PER COMMON SHARE

	2003	2002	2001	2000	1999
Net income, basic	$ 1.93	$ 1.80	$ 1.59	$ 1.36	$ 1.03
Net income, diluted	1.91	1.79	1.59	1.36	1.02
Book value	14.61	13.49	12.15	10.97	9.85
Dividends	0.66	0.57	0.52	0.49	0.47
Dividend payout ratio	33.98%	33.71%	32.63%	36.09%	40.14%

*In 1999 non-recurring expenses associated with the acquisition of FirstBancorporation and two Carolina First branches reduced net income by $1,684,000.

For more financial information about the Company, please refer to SCBT Financial Corporation's 2003 Annual Report on Form 10-K, a copy of which is included with the package provided to the Company's shareholders in connection with the Company's 2004 annual meeting of shareholders.

0B

2003 FINANCIAL HIGHLIGHTS

(dollars in thousands except per share)	Year Ended December 31 2003	2002	% Change Increase (Decrease)
FOR THE YEAR			
Interest income	$ 64,854	$ 67,324	(3.7)%
Interest expense	14,622	18,752	(22.0)%
Net interest income	50,232	48,572	3.4%
Provision for loan losses	2,345	3,227	(27.3)%
Noninterest income	22,915	17,848	28.4%
Noninterest expense	48,715	42,567	14.4%
Income before provision for income taxes	22,087	20,626	7.1%
Provision for income taxes	7,301	6,792	7.5%
Net Income	14,786	13,834	6.9%
PER COMMON SHARE			
Net income, basic	$ 1.93	$ 1.80	7.2%
Net income, diluted	1.91	1.79	6.7%
Cash dividends	0.66	0.57	15.8%
Book value	14.61	13.49	8.3%
KEY PERFORMANCE RATIOS			
Return on average assets	1.23%	1.28%	(3.9)%
Return on average equity	13.72%	14.09	(2.6)%
Nonperforming assets as percentage of assets	0.69	0.51	35.3%
Average stockholders' equity as a percentage of average assets	9.00	9.05	(0.6)%
SELECTED YEAR END BALANCES			
Assets	$1,197,692	$1,144,948	4.6%
Loans, net of unearned income*	938,760	863,422	8.7%
Investment securities	152,009	164,951	(7.9)%
Deposits	946,278	898,163	5.4%
Borrowings	52,050	49,500	5.2%
Stockholders' equity	112,349	103,495	8.6%
Number of common shares outstanding	7,690,186	7,673,339	0.2%

**Excludes loans held for sale.*

OC

A LETTER TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS

When our company was founded in 1934, we had a simple philosophy – to provide a wide range of financial solutions and a high level of personal service to the local communities we serve.

Although nearly 70 years have passed and our organization has evolved, that simple philosophy is still the basis that guides us on our mission to become South Carolina's bank.

In early 2004, we changed the name of our holding company, First National Corporation, to SCBT Financial Corporation. The new corporate name identifies the holding company more closely with our South Carolina Bank and Trust subsidiaries. We also switched from the American Stock Exchange to the NASDAQ® Stock Market and our stock now trades under the symbol "SCBT." We feel these changes further unite our company and stock as well as highlight the association we have with South Carolina.

Our "Reverse Solution"

Many banks focus solely on improving their stock value, regardless of the impact to the bank's personnel and customers. Often this results in an average employee turnover rate of 30 to 50% and a loss of customers. SCBT Financial Corporation's business model – called the **reverse solution** – focuses on satisfying customers and engaging employees, which translates into greater benefits for our shareholders.

For seven decades, we have remained committed to community-based banking in both large and small markets across the state. We have centralized the processes of the bank and kept the decision-making process at the local level. Our balance of soundness, profitability and growth is time-proven and we believe it is the cornerstone of our company's culture.



From Left to Right:
Dwight W. Frierson, Vice Chairman of the Board
Robert R. Horger, Chairman of the Board
C. John Hipp III, Chief Executive Officer



2003 ACCOMPLISHMENTS

- **Mortgage lending originated $600 million**
- **Opened new corporate headquarters in Columbia**
- **Maintained a well-above-average 4.56% net interest margin for the year during a difficult low-interest rate environment**
- **Instituted unit profitability measuring system in each city**
- **Made gains in the correspondent banking area**
- **Opened regional headquarters in the Upstate**

It is a culture that allows the SCBT team to grow stronger with each passing year. Significant resources are dedicated to our employees' professional growth and personal well-being. Studies have shown engaged employees can be up to 30% more productive. That's why we encourage our employees to adhere to the Gallup Q12™ and conduct annual employee opinion surveys to gauge and implement our workforce's needs.

Our efforts on behalf of our employees have resulted in a number of achievements. For instance, in 2003, the South Carolina Psychological Association honored us with the Exemplary Program Recognition Award for Employee Involvement.

Our employee turnover rate in 2003 was a remarkable 11.8%, which is significantly lower than the industry average. The passion and engagement of our employees are reflected in the continued growth and solid relationships we have with our many long-time customers.

Reaping Successful Results

SCBT Financial Corporation's steady and sound performance has afforded our shareholders a stable and dependable investment. Our shareholders experienced consistent growth in earnings per share (EPS) even in the midst of 2003's soft economy. Compared to the beginning of the year, our stock price was up 25% at the end of the year.

Ten years ago, we originated $10 million in residential mortgage loans. This year, mortgage services originated $600 million in loans and generated more than $8 million in fees – a most impressive performance! The mortgage division – led by one of the South's top mortgage visionaries, Senior Executive Vice President John Pollok – built a tremendous amount of non-interest income and will continue to be a factor in mortgage lending throughout the state. In 2004, we plan to diversify our mortgage income significantly through new services and inititiatives.


$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
$1.02
$1.36
$1.59
$1.91
99
00
01
03

EARNINGS PER SHARE
(diluted)


$0.75
$0.60
$0.45
$0.30
$0.15
$0.00
0.47
0.49
0.52
0.66
99
00
01
03
DIVIDENDS PER SHARE

Last year's softened economy was challenging for our industry; however, we were fortunate. Our loan portfolio held up quite well even under net interest margin pressure. On the heels of our rebranding in 2002, the relocation of our headquarters to Columbia has strongly positioned us for growth in the Midlands and strengthened our ability to serve our statewide markets. Additionally, the Greenville market is the fastest-growing MSA in our state and we are experiencing exceptional growth in the Upstate. We have a solid foothold upon which we intend to expand.

As a measure of our dedication to the communities of South Carolina, we created a new position to handle community development activities statewide. Nate Barber, Director of Community Development, will lead this area and help us build small business lending around the state. While few banks of our size commit many resources to this effort, we felt it was an important need in our state.

Building South Carolina's Bank

We believe in our future of being South Carolina's bank. For years, our state had SCN, C&S and Banker's Trust as strong statewide banks. That time has come again. If technology, talented staff, a focus on soundness, profitability and growth, local decisions and relationship banking matter to South Carolinians, we are ready to fulfill our destiny. We greatly appreciate your investment in our company and welcome your thoughts and opinions.

We look forward to the coming year and are grateful to our many dedicated customers, employees, directors and shareholders for sharing in our vision for the company and South Carolina Bank and Trust.

C. John Hipp III — Dwight W. Frierson — Robert R. Horger

2004 GOALS

- **Expand mortgage lending lines of business**
- **Expand correspondent banking relationships**
- **Offer new deposit products**
- **Continue to build market share in existing and new markets**
- **Continue to focus on operating efficiencies**



Reaching goals

We focus on satisfying customers and nurturing employees to improve the return for our shareholders.

enriching customers' lives

Relationships are extremely basic in nature, yet their effect can resonate through a lifetime. At South Carolina Bank and Trust, we understand the importance of a good banking relationship. We stay in touch with our customers. Learning names and recognizing faces, so they always know just how much they're appreciated. Keeping decisions that affect their lives and dreams in the hands of local bankers they know. Becoming a part of each community we serve.

At South Carolina Bank and Trust, relationship banking is more than a concept or business model – it's our guiding philosophy. We provide our customers with a good relationship that is based on mutual trust. Not only have we been serving South Carolina with relationship banking, we've been providing it consistently since the bank was founded in 1934. We are committed to South Carolina markets both large and small, and we continue to create products and services that enrich our customers' lives.



We offer the best banking services, without sacrificing personal service.

We believe strong, deep roots are what make relationships bloom.

Rich Mozingo, Team President, pictured with Relationship Manager Curt London and team mascot Bomber the Mouse



Capital City Bombers

The Capital City Bombers always aim for the big league. That's why, when the Columbia-based minor league team needed a banking partner, President Rich Mozingo drafted the winning team at South Carolina Bank and Trust. Rich says, "I'm constantly impressed with the attention we receive from the entire Midlands team." Rich and his teammates appreciate the bank's comprehensive product offering and unparalleled customer service – something South Carolina Bank and Trust believes should be the norm, rather than the exception.



$1000
800
600
400
200
0
610.5
727.7
748.1
938.8
99
00
01
03

LOANS
(at year end in millions, excluding loans held for sale)



$1000
800
600
400
200
0
689.7
757.6
946.3
99
00
01
03

DEPOSITS
(at year end in millions)



PERSONAL BANKING SERVICE LINES

- Checking, Credit Lines and Loans
- IRAs and Investing
- Money Management
- Savings and CDs
- Trust and Estate Planning



engaging
and empowering employees

The changes in the banking industry have yielded some unexpected benefits for South Carolina Bank and Trust. We are gaining new customers who miss the personal interaction they once had with their bank. And we are gaining new, experienced employees frustrated with big bank processes. Our talent pool – already extraordinary – is only getting stronger.

Throughout our 33 locations, we provide our unique style of banking through our high-caliber employees. While we've centralized the processes of the bank, we've kept the decision-making process at the local level. This simple concept that ensures our customers get answers also keeps our employees engaged and empowered. By nurturing our employees' potential, we're providing a level of service to our customers that many larger banks can't provide.

Employees are a tremendous asset. That's why we invest heavily in personal development as well as considerable financial training. Commitment to treating our employees well earned us statewide recognition in 2003. Employee turnover remains exceptionally low and is the strong foundation for quality community banking.



Together we will become who we want to be.

Our employees are dedicated to the ideals of our bank and we are equally dedicated to helping our employees achieve their goals.

SCBT employees (pictured left to right) Jim Rhodes, Nate Barber and Shields Cochran



Our Employees' Perspective

Private Banker Shields Cochran knows SCBT is different than other banks. "Our bank is associate-friendly and not solely focused on stock price. That attitude breeds a positive spirit within the bank, one that our customers see every day," says Shields. That team spirit attracted Nate Barber, Director of Community Development, to SCBT last year. "Teamwork is essential because every day we're working with people's lives," Nate says. Jasper County Area Executive Jim Rhodes reflects on his 33 years at SCBT, adding, "I've seen the bank grow from manual to automated operations and one thing's for sure: through it all, this bank went out of its way to support employees."



$125.0
$100.0
$75.0
$50.0
$25.0
$0.00
$75.8
$84.9
$93.1
$112.3
99
00
01
03

STOCKHOLDERS' EQUITY
(in millions)



- Checking Accounts
- Cash Management
- Business Link
- Credit Options
- Payroll Solutions
- Bank Statements on Compact Disc



building
south carolina's bank

Our equation for success focuses on the solid relationships we've built with our customers and employees. These relationships will continue to fuel our strong performance, expansion and investor returns. We enjoy a strong commitment from our shareholders, who share the vision for SCBT Financial Corporation to be a statewide leader in the banking industry. Through the years, our Board of Directors and shareholders have supported making investments to ensure our long-term success. Since 1998, we have spent approximately $15 million on technology, making us one of the more technologically advanced banks in our size category.

SCBT is equally committed to bringing value to our state's communities, large and small. As we grow, we continue to add community-based initiatives that improve the quality of life in our state. By working with cities, counties and municipalities in economic development and small business lending, SCBT is investing in South Carolina's future.

South Carolina Bank and Trust is proud to offer South Carolinians a unique blend of financial services, all backed by the personal touch of a banker who knows and understands your needs. We look forward to the years ahead and hope that we'll have the opportunity to serve our friends, neighbors, customers and shareholders for many years to come.

- **Mortgage Lending**
- **Trust Planning**
- **Small Business Services**
- **Correspondent Banking**
- **Retail Investments**
- **Sales Finance**
- **Commercial and Consumer Lending**



We're committed to being South Carolina's community bank.

Our simple philosophy is the basis that guides us on our mission to become South Carolina's bank.



Relationship Manager Ronny Maxwell and Bubba Bamberg

Bubba Bamberg

To a farmer like Bubba Bamberg, a "fair-weather banker" is just about as welcome as a long summer drought. That's why, when he needed a banking partner for his farming business, he called South Carolina Bank and Trust. "Farming has peaks and troughs, so I need someone I can depend on through good times and bad," says Bubba. His Relationship Manager Ronny Maxwell and his banking team are there for Bubba every step of the way. And to Bubba, that's as good for business as sunshine and showers.


1.50%
1.20%
0.90%
0.60%
0.30%
0.00%
0.98
1.11
1.21
1.23
99
00
01
03

RETURN ON AVERAGE ASSETS


15.00%
12.00%
9.00%
6.00%
3.00%
0.00%
10.58
13.14
13.64
13.72
99
00
01
03

RETURN ON AVERAGE EQUITY

SERVING SOUTH CAROLINA



South Carolina Bank and Trust
South Carolina Bank and Trust of the Piedmont
York
Fort Mill
Greenville
Rock Hill
Columbia
Florence
West Columbia
Lake City
Elloree
Santee
Norway
Orangeburg
Denmark
Bamberg
Harleyville
St. George
Moncks Corner
Walterboro
Ridgeland
Beaufort
Hardeeville
Lady's Island
Bluffton
Hilton Head

SOUTH CAROLINA BANK AND TRUST

Bamberg
317 North Main Street
Bamberg, SC 29003
(803) 245-2416

Beaufort
1121 Boundary Street
Beaufort, SC 29901
(843) 521-5600

Bluffton
1328 Fording Island Road
Bluffton, SC 29910
(843) 837-2100

One Burnt Church Road
Highway 278
Bluffton, SC 29910
(843) 837-7726

Columbia
520 Gervais Street
Columbia, SC 29201
(803) 771-2265

2010 Clemson Road
Columbia, SC 29229
(803) 788-7845

1100 Knox Abbott Drive
Cayce, SC 29033
(803) 739-1854

Denmark
18587 Heritage Highway
Denmark, SC 29042
(803) 793-3324

Elloree
6512 Old No. 6 Highway
Elloree, SC 29047
(803) 897-2121

Florence
1600 W. Palmetto Street
Florence, SC 29501
(843) 673-9900

Greenville
200 East Broad Street
Greenville, SC 29601
(864) 250-4455

3622 Pelham Road
Greenville, SC 29615
(864) 254-9460

Hardeeville
26 South Coastal
Highway 17
Hardeeville, SC 29927
(843) 784-3151

Harleyville
122 West Main Street
Harleyville, SC 29448
(843) 462-7687

Hilton Head
81 Main Street
Hilton Head, SC 29926
(843) 342-2100

2 Park Lane
Hilton Head, SC 29938
(843) 842-4637
Loan production only

Lady's Island
184 Sea Island Parkway
Lady's Island, SC 29902
(843) 521-5660

Lake City
266 West Main Street
Lake City, SC 29560
(843) 394-1417

Moncks Corner
317 North Highway 52
Moncks Corner, SC 29461
(843) 761-8024

Norway
8403 Savannah Highway
Norway, SC 29113
(803) 263-4295

Orangeburg
950 John C. Calhoun Drive
Orangeburg, SC 29115
(803) 534-2175

2705 Old Edisto Drive
Orangeburg, SC 29115
(803) 531-0540

1255 St. Matthews Road
Orangeburg, SC 29118
(803) 531-0520

3025 St. Matthews Road
Orangeburg, SC 29115
(803) 531-0550

Ridgeland
207 Jacob Smart Boulevard
Ridgeland, SC 29936
(843) 726-5596

Santee
657 Bass Drive
Santee, SC 29142
(803) 854-2451

St. George
5542 Memorial Boulevard
St. George, SC 29477
(843) 563-2324

Walterboro
520 North Jefferies Boulevard
Walterboro, SC 29488
(843) 549-1553

600 Robertson Boulevard
Walterboro, SC 29488
(843) 549-1553

SOUTH CAROLINA BANK AND TRUST OF THE PIEDMONT

Fort Mill
808 Tom Hall Street
Fort Mill, SC 29715
(803) 548-6292

Rock Hill – Eastside
1274 East Main Street
Rock Hill, SC 29730
(803) 329-5100

1127 Ebenezer Road
Rock Hill, SC 29732
(803) 329-1222

York
801 East Liberty Street
York, SC 29745
(803) 684-5554

SCBT FINANCIAL CORPORATION
STOCK PERFORMANCE & STATISTICS

The financial information on pages 18 through 21 should be read in conjunction with Management's Discussion and Analysis of Operations and Financial Condition and is qualified in its entirety by reference to the more detailed financial statements and the notes thereto, all of which are contained in SCBT Financial Corporation's 2003 Annual Report on Form 10-K.

	2003	2002	2001	2000	1999
STOCK PERFORMANCE					
Dividends paid per share	$ 0.66	$ 0.57	$ 0.52	$ 0.49	$ 0.47
Dividend payout ratio	33.98%	33.71%	32.63%	36.09%	40.14%
Dividend yield (based on the average of the high and low for the year)	2.46%	2.43%	3.28%	3.10%	1.97%
Price/earnings ratio (based on year-end stock price and diluted earnings per share)	15.71x	13.40x	11.03x	8.81x	19.80x
Price/book ratio (end of year)	2.05x	1.78x	1.44x	1.09x	2.08x
COMMON STOCK STATISTICS					
Stock price ranges:					
High	$ 32.25	$ 29.36	$ 19.77	$ 20.68	$ 27.95
Low	21.40	17.57	11.82	10.97	20.00
Close	30.01	24.00	17.55	11.93	20.34
Volume traded (on AMEX)	1,399,500	1,757,890	732,600	617,900	281,300
As a percentage of average shares outstanding	18.22%	22.94%	10.45%	8.78%	4.02%
Earnings per share (basic)	$ 1.93	$ 1.80	$ 1.59	$ 1.36	$ 1.03
Earnings per share (diluted)	1.91	1.79	1.59	1.36	1.02
Book value per share	14.61	13.49	12.15	10.97	9.85

QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS

	2003			2002			2001		
QUARTER	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND
1st	$28.00	$21.40	$0.160	$23.04	$17.57	$0.136	$18.16	$11.82	$0.127
2nd	28.09	23.65	0.160	27.78	22.50	0.145	17.18	13.64	0.127
3rd	28.50	24.60	0.170	29.36	21.34	0.145	19.77	17.14	0.127
4th	32.25	26.52	0.170	28.24	20.92	0.145	17.87	16.00	0.136

Per share data have been retroactively adjusted to give effect to a ten percent common stock dividend paid to shareholders of record on December 6, 2002.

SCBT FINANCIAL CORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA

AT DECEMBER 31 (dollars in thousands except per share)	2003	2002	2001	2000	1999
Assets	$ 1,197,692	$ 1,144,948	$ 1,025,682	$ 969,848	$ 872,398
Loans, net of unearned income*	938,760	863,422	768,864	729,049	610,541
Investment securities	152,009	164,951	189,933	183,198	195,572
Deposits	946,278	898,163	811,523	757,576	689,665
Borrowings	52,050	49,500	116,117	122,998	103,150
Stockholders' equity	112,349	103,495	93,065	84,936	75,819
Number of locations	34	32	30	30	29
Full-time equivalent employees	514	480	442	402	426

SELECTED RATIOS

Return on average equity	13.72%	14.09%	13.64%	13.14%	10.58%
Return on average assets	1.23	1.28	1.21	1.11	0.98
Average equity as a percentage of average assets	9.00	9.05	8.91	8.39	9.25

ASSET QUALITY RATIOS

Allowance for loan losses to period end loans	1.25%	1.28%	1.28%	1.22%	1.29%
Allowance for loan losses to period end nonperforming loans	173.30	233.47	203.74	273.14	513.08
Nonperforming assets to period end loans and OREO	0.87	0.67	0.74	0.20	0.26
Nonperforming assets to period end total assets	0.88	0.51	0.47	0.15	0.18
Net charge-offs to average loans	0.19	0.25	0.19	0.12	0.12

**Excludes loans held for sale.*

SCBT FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

(dollars in thousands except per share)	2003	2002
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 38,541	$ 40,479
Interest-bearing deposits with banks	4,083	35
Federal funds sold	4,500	—
Total cash and cash equivalents	47,124	40,514
Investment securities:		
Securities held-to-maturity (fair value of $30,952 in 2003 and $35,044 in 2002)	29,487	33,211
Securities available-for-sale, at fair value	122,522	131,740
Total investment securities	152,009	164,951
Loans held for sale	12,346	39,141
Loans	939,538	864,815
Less unearned income	(778)	(1,393)
Less allowance for loan losses	(11,700)	(11,065)
Loans, net	927,060	852,357
Premises and equipment, net	32,647	28,186
Other assets	26,506	19,799
Total assets	$ 1,197,692	$ 1,144,948

LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 169,192	$ 146,104
Interest-bearing	777,086	752,059
Total deposits	946,278	898,163
Federal funds purchased and securities sold under agreements to repurchase	80,967	88,616
Notes payable	52,050	49,500
Other liabilities	6,048	5,173
Total liabilities	1,085,343	1,041,452
Shareholders' equity:		
Common stock - $2.50 par value; authorized 40,000,000 shares; issued and outstanding 7,690,186 shares in 2003 and 7,673,339 shares in 2002	19,225	19,183
Surplus	62,722	62,422
Retained earnings	29,787	20,071
Accumulated other comprehensive income	615	1,819
Total shareholders' equity	112,349	103,495
Total liabilities and shareholders' equity	$1,197,692	$ 1,144,948

SCBT FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands except per share)	2003	2002	2001
Interest income:			
Loans, including fees	$ 58,283	$ 57,956	$ 63,196
Investment securities:			
Taxable	4,980	7,307	8,980
Tax-exempt	1,383	1,501	1,606
Money market funds	67	404	108
Federal funds sold and securities purchased under agreements to resell	86	107	578
Deposits with banks	55	49	4
Total interest income	64,854	67,324	74,472
Interest expense:			
Deposits	11,555	15,382	25,423
Federal funds purchased and securities sold under agreements to repurchase	545	878	2,438
Notes payable	2,522	2,492	2,111
Total interest expense	14,622	18,752	29,972
Net interest income:			
Net interest income	50,232	48,572	44,500
Provision for loan losses	2,345	3,227	2,304
Net interest income after provision for loan losses	47,887	45,345	42,196
Noninterest income:			
Service charges on deposit accounts	11,537	10,899	7,750
Other service charges and fees	11,378	6,949	5,360
Gain on sale of securities available-for-sale	—	—	570
Total noninterest income	22,915	17,848	13,680
Noninterest expenses:			
Salaries and employee benefits	28,670	24,136	19,757
Net occupancy expense	2,887	2,319	2,053
Furniture and equipment expense	4,397	3,858	3,723
Other expense	12,761	12,254	11,600
Total noninterest expenses	48,715	42,567	37,133
Earnings:			
Income before provision for income taxes	22,087	20,626	18,743
Provision for income taxes	7,301	6,792	6,486
Net income	$ 14,786	$ 13,834	$ 12,257
Earnings per share:			
Basic	$ 1.93	$ 1.80	$ 1.59
Diluted	1.91	1.79	1.59

SCBT FINANCIAL CORPORATION BOARD OF DIRECTORS



Colden R. Battey Jr.*
Partner and Attorney
Harvey & Battey, PA
Beaufort, SC

Luther J. Battiste III
Partner and Attorney
Johnson, Toal & Battiste, PA
Columbia and Orangeburg, SC

Charles W. Clark*
President
Santee Shores, Inc.
Santee, SC

M. Oswald Fogle
President and
Chief Executive Officer
Decolam, Inc.
Orangeburg, SC

Dwight W. Frierson*
Vice Chairman of the Board
SCBT Financial Corporation
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

John L. Gramling Jr.
Farmer
J.L. Gramling & Sons
Orangeburg, SC

Robert R. Hill Jr.
President and
Chief Operating Officer
South Carolina Bank and Trust
Orangeburg, SC

C. John Hipp III*
Chief Executive Officer
SCBT Financial Corporation
South Carolina Bank and Trust
Columbia, SC

Robert R. Horger*
Chairman of the Board
SCBT Financial Corporation
South Carolina Bank and Trust
Attorney
Horger, Barnwell & Reid
Orangeburg, SC

Harry M. Mims Jr.*
President
J.F. Cleckley & Company
Orangeburg, SC

Ralph W. Norman
(not pictured)
President
Warren Norman Co., Inc.
Rock Hill, SC

Anne H. Oswald
(not pictured)
President
Oswald & Associates Realty, Inc.
Walterboro, SC

Samuel A. Rodgers
Vice Chairman
Carolina Eastern, Inc.
Scranton, SC

James W. Roquemore*
Chief Executive Officer
Patten Seed Company, Inc.
General Manager
Super-Sod/Carolina
Orangeburg, SC

Thomas E. Suggs*
President and
Chief Executive Officer
Keenan & Suggs, Inc.
Columbia, SC

A. Dewall Waters
Partner/Owner
A.D. Waters Enterprises, LLC
Orangeburg, SC

**Member, Executive Committee*

SCBT FINANCIAL CORPORATION BOARD OF DIRECTORS

J.W. Williamson III
President
J.W. Williamson Ginnery, Inc.
Denmark, SC

Cathy Cox Yeadon
Vice President, Human Resources
Cox Industries, Inc.
Orangeburg, SC

Robert H. Jennings III*
(Chairman Emeritus)
SCBT Financial Corporation
South Carolina Bank and Trust
Orangeburg, SC

J. Carlisle McAlhany
(Emeritus)
Retired Farmer and Cotton Broker
St. George, SC

Larry D. Westbury
(Emeritus)
Retired President and Chairman
SCBT Financial Corporation
South Carolina Bank and Trust
St. George, SC

EXECUTIVE OFFICERS

Robert R. Horger
Chairman of the Board

C. John Hipp III
Chief Executive Officer

Richard C. Mathis
Executive Vice President and
Chief Financial Officer

Dwight W. Frierson
Vice Chairman of the Board

James C. Hunter Jr.
Executive Vice President and
Secretary

John C. Pollok
Senior Executive Vice President
and Chief Administrative Officer

Joe Burns
Executive Vice President and
Chief Credit Officer

Loran Adams
Senior Vice President and
General Auditor

EXECUTIVE MANAGEMENT COMMITTEE

C. John Hipp III
Chief Executive Officer

Robert R. Hill Jr.
President and
Chief Operating Officer
South Carolina Bank and Trust
Columbia, SC

John C. Pollok
Senior Executive Vice President
and Chief Administrative Officer

Richard C. Mathis
Executive Vice President and
Chief Financial Officer

Joe Burns
Executive Vice President and
Chief Credit Officer

Don Kerr
Executive Vice President and
Chief Technology Officer

Thomas S. Camp
President and
Chief Executive Officer
South Carolina Bank and Trust
of the Piedmont
Rock Hill, SC

SCBT Financial Corporation Executive Management Committee: (pictured left to right) Thomas S. Camp, Robert R. Hill Jr., John C. Pollok, C. John Hipp III, Richard C. Mathis and Joe Burns



**Member, Executive Committee*

EXECUTIVE OFFICERS

C. John Hipp III
Chief Executive Officer

Robert R. Hill Jr.
President and
Chief Operating Officer

John C. Pollok
Senior Executive Vice President
and Chief Administrative Officer

Richard C. Mathis
Executive Vice President
and Chief Financial Officer

Joe Burns
Executive Vice President
and Chief Credit Officer

Allen Hay
Executive Vice President
Support Services

James C. Hunter Jr.
Executive Vice President
and Secretary

Dane Murray
Executive Vice President

Alex Shuford
Executive Vice President



Senior Management Team

BOARD OF DIRECTORS

Colden R. Battey Jr.*
Partner and Attorney
Harvey & Battey, PA
Beaufort, SC

Luther J. Battiste III
Partner and Attorney
Johnson, Toal & Battiste, PA
Columbia and Orangeburg, SC

Charles W. Clark*
President
Santee Shores, Inc.
Santee, SC

M. Oswald Fogle
President and
Chief Executive Officer
Decolam, Inc.
Orangeburg, SC

Dwight W. Frierson*
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

John L. Gramling Jr.
Farmer
J.L. Gramling & Sons
Orangeburg, SC

Robert R. Hill Jr.
President and
Chief Operating Officer
South Carolina Bank and Trust
Columbia, SC

C. John Hipp III*
Chief Executive Officer
SCBT Financial Corporation
South Carolina Bank and Trust
Columbia, SC

Robert R. Horger*
Chairman of the Board
SCBT Financial Corporation
Attorney
Horger, Barnwell & Reid
Orangeburg, SC

Harry M. Mims Jr.*
President
J.F. Cleckley & Company
Orangeburg, SC

Anne H. Oswald
President
Oswald & Associates Realty, Inc.
Walterboro, SC

James W. Roquemore*
Chief Executive Officer
Patten Seed Company, Inc.
General Manager
Super-Sod/Carolina
Orangeburg, SC

Thomas E. Suggs*
President and
Chief Executive Officer
Keenan & Suggs, Inc.
Columbia, SC

A. Dewall Waters
Partner/Owner
A.D. Waters Enterprises, LLC
Orangeburg, SC

J.W. Williamson III
President
J.W. Williamson Ginnery, Inc.
Denmark, SC

Cathy Cox Yeadon
Vice President, Human Resources
Cox Industries, Inc.
Orangeburg, SC

Directors Emeriti
Robert H. Jennings III
J. Carlisle McAlhany
Larry D. Westbury

**Member, Executive Committee*

SOUTH CAROLINA BANK AND TRUST OF THE PIEDMONT

EXECUTIVE OFFICERS

Frank M. Wilkerson Jr.
Chairman of the Board

R. Wesley Hayes Jr.
Vice Chairman of the Board

Thomas S. Camp
President and
Chief Executive Officer

J. Gary Hood
Executive Vice President and
Chief Operating Officer

BOARD OF DIRECTORS

Bernard N. Ackerman, CPA, PA
Rock Hill, SC

Thomas S. Camp
President and
Chief Executive Officer
South Carolina Bank and Trust
of the Piedmont
Rock Hill, SC

Frank S. Campbell
President
AME, Inc.
Fort Mill, SC

Dwight W. Frierson
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

R. Wesley Hayes Jr.
Attorney
Harrelson and Hayes
Rock Hill, SC

C. John Hipp III
Chief Executive Officer
SCBT Financial Corporation
South Carolina Bank and Trust
Columbia, SC

Ralph W. Norman Jr.
President
Warren Norman Co., Inc.
Rock Hill, SC

Jolene Stepp Setliff
President
Stepp-Tuttle Realty
Rock Hill, SC

Jay K. Shah, MD
Carolina Cardiology Associates
Rock Hill, SC

Jacob D. Smith
President
Smith Enterprises, Inc.
Rock Hill, SC

Frank M. Wilkerson Jr.
President
Wilkerson Fuel Co., Inc.
Rock Hill, SC

CORPORATE INFORMATION

GENERAL OFFICE

SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201
(803) 771-2265

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 2 p.m. on Tuesday, April 27, 2004 in the Dorchester-Jasper Room on the 2nd Floor, 520 Gervais Street in Columbia, South Carolina.

FORM 10-K & OTHER INFORMATION

Copies of SCBT Financial Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K (excluding exhibits thereto), and other information may be obtained without charge by written request to:

John L. Phillips
Senior Accountant
SCBT Financial Corporation
Post Office Box 1030
Columbia, SC 29202
(803) 765-4619

ANALYST CONTACT

Richard C. Mathis
Chief Financial Officer
SCBT Financial Corporation
Post Office Box 1030
Columbia, SC 29202
(803) 765-4618

STOCK INFORMATION

The Company's Common Stock is listed on the NASDAQ® Stock Market under the trading symbol SCBT.

WEBSITE
www.SCBandT.com

SCBT
FINANCIAL
CORPORATION
520 Gervais Street • Columbia, SC 29201
800-277-2175 • 803-771-2265